Exhibit 16.1

November 1, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

RE:  GOFISH CORPORATION (FORMERLY KNOWN AS UNIBIO INC.)

Dear Sirs:

We are the former independent auditors for GoFish Corporation (formerly known as Unibio Inc.) (the “Company”) and, as of November 1, 2006, our appointment as principal accountants was terminated. We have read Item 4.01 of the Company’s Current Report on Form 8-K, which the Company expects to file with the Securities and Exchange Commission on or around November 3, 2006, and are in agreement with the statements contained therein, insofar only as they relate to our firm. We have no basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

“DMCL LLP”

Dale Matheson Carr-Hilton LaBonte LLP
“DMCL” Chartered Accountants